AllianceBernstein Variable Products Series Fund, Inc.
--AllianceBernstein International Growth Portfolio.

811-05398
Exhibit 77M

(a) Acquired entity: AVP - International Research
Growth Portfolio.


(b)Acquisition of AllianceBernstein International
Research Growth Portfolio by AllianceBernstein
International Growth Portfolio (the ?Portfolio?)

On December 7, 2007, the Portfolio acquired all the net assets and assumed all of the liabilities of AllianceBernstein International Research Growth
Portfolio, a series of AllianceBernstein Variable
Products Series Fund, Inc. (?IRG?) in a tax free event, pursuant to a Plan of Acquisition and Liquidation. The acquisition did not require approval by IRG shareholders. As a result of the acquisition, each IRG shareholder received the number of full and fractional shares of an equivalent class of shares of the Portfolio having an aggregate net asset value (?NAV?) that, on December 7, 2007, was equal to the aggregate NAV of the shareholder?s shares of IRG. On December 7, 2007, the acquisition was accomplished by a tax free exchange of 3,257,231 shares of the Portfolio for 4,004,846 shares of IRG. The aggregate net assets of the Portfolio and IRG immediately before the acquisition were $146,224,062 and $83,552,067
(including $39,359,692 of net unrealized depreciation of investment and foreign currency denominated assets and liabilities), respectively. Immediately after the acquisition, the combined net assets of the Portfolio amounted to $229,776,129.